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[GATX LOGO]       GATX Corporation
                  500 West Monroe Street
                  Chicago, IL  60661

                                                                 ROBERT C. LYONS
                                                                Vice President &
                                                         Chief Financial Officer

                                                               Tel: 312.621.6633
                                                               Fax: 312.621.6644

January 12, 2007

VIA EXPRESS MAIL

Mr. Steven Jacobs
Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 5546
100 F Street, N.E.
Washington, D.C. 20549-5546

RE:   GATX FINANCIAL CORPORATION
      FORM 10-K FOR THE YEAR-ENDED DECEMBER 31, 2005
      FILE NO. 001-08319

Dear Mr. Jacobs:

      We previously requested relief from amending our 2005 Form 10-K to include the audited financial statements of two of our equity method investments, GATX/CL Air Cooperative Association ("CL Air") and Pembroke Group Limited ("Pembroke"), in accordance with Rule 3-09 of Regulation S-X. Our initial waiver request was denied. See copies of correspondence attached.

      We initiated the process of amending our filing to include the audited financial statements for these investments; however, we have encountered a number of obstacles in completing this process in a timely and efficient manner. As a result, we are requesting that the Office of the Chief Accountant give additional consideration to our request based on the following factors.

      Pembroke is domiciled in Ireland and as a result, the financial statements prepared by management have been prepared in accordance with applicable Isle of Man law and United Kingdom ("UK") Generally Accepted Accounting Principles ("GAAP"). In order for us to comply with Rule 3-09, we would be obligated to convert these financial statements to United States ("US") GAAP or otherwise provide a reconciliation from UK to US GAAP, modify disclosures to satisfy Regulation S-X, and have them audited. Given that we no longer have any ownership interest in Pembroke or any ongoing relationship with their management team, imposing this request on Pembroke management will likely present a challenge in completing this request in a timely manner. Likewise, CL Air's financial statements would need to be modified to be Regulation S-X compliant and re-audited. Additionally, while GATX Financial Corporation ("GFC") previously managed the operations of CL Air, as a result of the sale of our Air business, the individuals that handled these activities are no longer employed by GFC.

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Mr. Steven Jacobs
January 12, 2007
Page 2

      In addition to the audited financial statements, we would also need to obtain consents from the independent auditors to permit us to include the audited financial statements and their respective opinions in our amended filing. In order to provide consent, the auditors would be obligated to perform a number of post-report review procedures in the case of both CL Air and Pembroke, which entails inquiries and analytical reviews of subsequent periods to ensure they and management are not aware of any subsequent results that would call into question their previous opinion. In addition, other procedures would need to be completed including updates to legal letters, reviews of minutes of Board of Directors meetings and related committees and updates to management representation letters. Once again, this would likely require considerable time to complete.

      Finally, we anticipate filing our 2006 Form 10-K on or before March 1, 2007. Additionally, we do not anticipate issuing debt or equity securities or otherwise issuing or modifying any registration statements between now and then. The 2006 Form 10-K will include current financial statements reflecting our Air business as discontinued operations for all accounting periods presented and update all of our disclosures.

      As we noted in prior correspondence, both CL Air and Pembroke were part of our Air business that we sold in 2006. As a result, the operations of both CL Air and Pembroke were reported as part of discontinued operations beginning with our Form 10-Q filed for the period ended September 30, 2006. We completed the sale of our interest in Pembroke in July 2006 and substantially all aircraft have been sold from the CL Air entity prior to year end. We expect to close on the sale of our remaining interest in CL Air on January 17th. We will have no continuing interest in either of these investments.

      Based on the information presented above, we are requesting that the Office of the Chief Accountant reconsider our request for relief from amending our prior 2005 Form 10-K filing to include the audited financial statements of CL Air and Pembroke. We recognize the importance of high quality financial reporting in full compliance with all SEC regulations and guidelines and GFC is committed to preparing its filings on that basis. However, under the present circumstances, we don't believe excluding the audited financial statements of CL Air and Pembroke from our 2005 filing has a meaningful impact on the information and disclosures provided to the users of our financial statements. Additionally, given the necessary steps to complete this process, including the participation of the independent auditors for both entities and the current management of CL Air and Pembroke, its uncertain whether we would be able to file an amended annual report for 2005 prior to the expected filing date of our 2006 Form 10-K.

      We appreciate your additional consideration of this matter would be pleased to discuss this issue in further detail, at your convenience. If you have any questions or need additional information, please do not hesitate to call Bill Muckian, Vice President and Controller, at (312) 621-6402 or me at
(312) 621-6633.

Sincerely,

RCL/mm
enclosure

cc: D.A. Golden
    W.M. Muckian
    Ms. Claire Erlanger, SEC Staff